FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

Contact: Dan Suesskind

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

(011) 972-2-589-2840

George Barrett

President and CEO

Teva North America

FOR IMMEDIATE RELEASE (215) 591-3030

Dorit Meltzer

Director, Investor Relations

Teva Pharmaceutical Industries Ltd.

(011) 972-3-926-7554

TEVA ANNOUNCES GLOBAL IN-MARKET FOURTH QUARTER SALES OF COPAXONE® INCREASED 26% TO $261 MILLION

ANNUAL SALES INCREASED 30% TO RECORD $936 MILLION

Jerusalem, Israel, January 26, 2005 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today, in conjunction with the release of the Sanofi-Aventis group`s financial results, that global in-market sales of Copaxone® reached $261 million in the fourth quarter ended December 31, 2004, an increase of 26% over the comparable quarter of 2003.  For the full year 2004, global in-market sales of Copaxone® reached an all-time high of $936 million, an increase of 30% over 2003.

U.S. sales in the fourth quarter 2004 increased 23% over the fourth quarter 2003 to $175 million.  For the full year 2004, U.S. sales increased 26% to $625 million compared to last year.

According to IMS data, Copaxone® was the market leader in the U.S. in terms of new prescriptions for the second half of 2004 and reached an all-time high market share (total prescriptions) of 32.6% in December.

For the fourth quarter 2004, sales outside the U.S., mainly in Europe, increased by 31% over the comparable quarter of 2003, to $86 million.   For the entire year, sales outside the U.S. increased by 38% to $311 million.

"Copaxone`s superior history of continued efficacy and safety is demonstrated by the exceptional growth in both sales and market share. As more and more doctors prescribe Copaxone to effectively address all aspects of their patients` disease, we are increasing our global market share.  We are especially pleased with our growth in the U.S., where we are quickly becoming the leading MS treatment," said Israel Makov, President and CEO of Teva.

Following the recent Sanofi-Aventis merger, the merged group has modified the Aventis products sales reporting, which accounts for the difference in the sales figures reported by Teva and Sanofi-Aventis.   The sales figures in this Teva press release are consistent with previous reported results and include additional $13 million in direct non-U.S. sales by Teva.

Teva plans to release its full year 2004 financial results on Tuesday, February 15, 2005.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.  Close to 90% of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva's ability to rapidly integrate the operations of acquired businesses, including its recent acquisition of Sicor Inc., the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: January 26, 2005